Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Health Editors:

    YM BioSciences' partner, Oncoscience AG, cleared for Phase III trial in
    Germany with nimotuzumab

    - Phase II results presented at the 27th Annual German Cancer
    Conference -

    MISSISSAUGA, ON, March 28 /CNW/ - YM BioSciences Inc. (AMEX:YMI, TSX:YM,
AIM:YMBA), the cancer product development company, today announced that its partner, Oncoscience AG, has been cleared by the German regulatory authority for biological products, the Paul Ehrlich Institute, to initiate a Phase III trial of nimotuzumab in combination with radiation in children with inoperable pontine (brain stem) glioma. The clinical trial was also reviewed with the
EMEA and is designed as a prospectively registrable study on the basis of a single arm trial because of the absence of treatment options for children suffering from pontine glioma. It is anticipated that marketing authorization subsequent to a successful trial would be sought under the EMEA centralized procedure.
    The trial is a single arm study in which 40 children with inoperable pontine glioma will be treated with radiation concomitant with nimotuzumab.
The primary clinical endpoints in the trial will be Progression-Free Survival at 3, 6, 12 and 24 months with Median Survival as secondary endpoint. Clinical sites will be located in Germany, Italy, Belarus and Russia and it is anticipated that recruitment could be completed within approximately 12 months after the start of patient enrolment. Based on a historical median survival for this form of cancer of approximately 8.5 months, the trial could be completed in the second quarter of 2007.
    Additional data from the 40 patient Phase II trial conducted by
Oncoscience AG were presented at the 27th Annual German Cancer Conference in
Berlin on March 25th, 2006. The study reported 8 out of 40 patients were evaluable for response after consolidation therapy and showed three partial responses (PR), one Stable Disease (SD) and four progressive disease (PD) in week 21. Eight patients with consolidation therapy were free of progression for a median of 4.6 months (1.9-14.5 months). Eight children out of the
40 recruited into the trial were still surviving as of March 25th (2.9-20.6)
months. Non-responders to treatment had a median survival of 1.1 months. No severe side effects and no rash, diarrhea or conjunctivitis related to the study medication were observed.
    YM BioSciences has previously announced that it and its majority owned subsidiary, CIMYM Inc., propose to file for authorization to conduct a
Phase III trial in North America following a clearance for such a trial in
Germany. In addition YM proposes to pursue the clinical development of nimotuzumab in adult glioma as well as the current target of Non-Small Cell
Lung Cancer. YM's licensor, CIMAB SA and its parent, the Center for Molecular
Immunology, are conducting trials with nimotuzumab in glioma, breast, esophageal, cervical, prostate and head and neck cancer.
    Data from trials with nimotuzumab will be presented by Oncoscience AG in two separate posters: at the AACR meeting in Washington, DC on April 04, 2006 in the late breaking news poster session and at the ASCO meeting in Atlanta,
Georgia on June 05, 2006. YM will also have results disclosed from a pharmacodynamic/pharmacokinetic study of nimotuzumab conducted by the
University of Toronto at the ASCO meeting.

    Analyst Day Announcement
    YM BioSciences invites analysts and investment managers to attend a
Research and Development Day on Wednesday, April 5, 2006 from 11:30am to
3:00pm ET, at the Harvard Club of NYC, The Harvard Hall, 27 West 44th Street,
New York, NY. Please RSVP to Thomas Fechtner at (212) 477-9007 x31;
tfechtner(at)troutgroup.com. Unconfirmed attendees may not be accommodated.

    About Oncoscience AG
    Oncoscience AG is a private biotech company based in Germany and is focused in Oncology (nimotuzumab), Organ Transplantation (Lifor) and tumor tissue banking including research in Genomics/Proteomics.

    About YM BioSciences
    YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a
700-patient pivotal Phase III trial in metastatic and recurrent breast cancer.
Published results from tesmilifene's first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy.
    In addition to tesmilifene and nimotuzumab, the Company is also developing an anti-GnRH anti-cancer vaccine, Norelin(TM), for which Phase II data have been released. YM's subsidiary DELEX Therapeutics Inc. is developing
AeroLEF(TM), a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and a randomized Phase IIb pain trial has been initiated. The Company also has a broad portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

    Except for historical information, this press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting.

    %SEDAR: 00004652E          %CIK: 0001178347

    /For further information: Enquiries: Thomas Fechtner, The Trout Group
LLC, Tel. (212) 477-9007 x31, Fax (212) 460-9028,
Email: tfechtner(at)troutgroup.com; Carolyn McEwen, YM BioSciences Inc.,
Tel. (905) 629-9761, Fax (905) 629-4959, Email: ir(at)ymbiosciences.com;
James Smith, the Equicom Group Inc., Tel. (416) 815-0700 x 229,
Fax (416) 815-0080, Email: jsmith(at)equicomgroup.com/
    (YM. YMI)

CO:  YM BioSciences Inc.

CNW 07:00e 28-MAR-06